UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                  FORM 10 - SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                   Smitten Press: Local Lore and Legends, Inc.
                 (Name of small business issuer in our charter)


                  Canada                                  5900                              98 0427526
     (State or other jurisdiction of          (Primary Standard Industrial       (I.R.S. Employer Identification
      incorporation or organization)           Classification Code Number)                   Number)

108 Royal St.
New Orleans, LA                                                    70130

    (Address of principal executive offices)                     (Zip Code)

                   Registrant's telephone number 504-561-1104


                                 Richard Smitten
                                  108 Royal St.
                              New Orleans, LA 70130
                                  504-561-1104

--------------------------------------------------------------------------------
         (Name, address and telephone number of U. S. agent for service)


Securities to be registered under section 12(b) of the Act:  None

Securities to be registered under section 12(g) of the Act:

100,000,000 shares of common stock, no par value

10,000,000 shares of special stock [preferred], no par value

                                                TABLE OF CONTENTS
PART I - ITEM 1. DESCRIPTION OF BUSINESS...............................................................................3
   RISK FACTORS........................................................................................................7
   Our poor financial condition raises substantial doubt about our ability to continue as a going concern.  You will be unable to determine whether we will ever become profitable..................................................7
   Our officer, director and principal stockholder can exert control over matters requiring stockholder approval.......7
   Our management decisions are made by our founder and Chairman of the Board, Mr. Richard Smitten; if we lose his services, our revenues may be reduced...........................................................................8
   Because we do not have an audit or compensation committee, shareholders will have to rely on the entire board of directors, all of which are not independent, to perform these functions..........................................9
PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS...........................................9
PART I - ITEM 3. DESCRIPTION OF PROPERTY..............................................................................11
PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.......................................11
PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS........................................12
PART I - ITEM 6. EXECUTIVE COMPENSATION...............................................................................13
PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................................................15
PART I - ITEM 8.  DESCRIPTION OF SECURITIES...........................................................................15
PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS............................................16
PART II - ITEM 2. LEGAL PROCEEDINGS...................................................................................19
PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE................19
PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES............................................................19
PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS...........................................................20
PART III - ITEM 1.  EXHIBITS..........................................................................................22

PART I - ITEM 1. DESCRIPTION OF BUSINESS

Business Development

We are a Canadian issuer incorporated in Canada on January 15, 1990 under the name Creemore Star Printing, Inc. Creemore Star Printing was in the custom printing business with three employees producing letterhead, forms and related print jobs for about 200 customers. The printing business was shut down because it was not profitable, and to satisfy creditor claims Creemore sold all of its assets except a tax loss carry forward.

Mr. Smitten, our current president, and Mr. Gordon Badger, founder of Creemore, have been close personal friends for many years. In 2003, when Mr. Badger learned that Mr. Smitten was developing our business plan, he suggested that Mr. Smitten put the business into the corporation he founded rather than start a new corporation in order to attempt to secure some value for shareholders of Creemore, all of whom had been shareholders since at least 1994. Creemore designated Mr. Badger to negotiate the terms of acquisition of the rights to our business. By agreement between the parties, we have the exclusive rights to market local lore and legend mini-books written or developed by or through Mr. Smitten. In June 2003, we issued Mr. Smitten an aggregate of 10,250,000 shares of common stock for these rights based upon the amount of time, effort and funds Mr. Smitten indicated that he had expended in developing our business plan, our planned products and these rights.

We changed our name to Smitten Press: Local Lore and Legends, Inc. on July 15, 2003.

Since our name change, we have reactivated our business with the following focus:

      o     Refining our business plan
      o     Obtaining and developing necessary rights to sell our products
      o     Developing our website at www.smittenpress.com
      o Preparing to sell products through rack jobbers, or persons who set up and maintain newspaper-style boxes, as well as from our website.

We have filed this Form 10SB on a voluntary basis to satisfy the requirement that we be an SEC reporting company in anticipation of attempting to secure a qualification for quotation of our securities on the over-the-counter bulletin board. No application has been submitted and even if submitted by an NASD market maker, the application may not be granted by the NASD and our securities may never trade in a public market. We believe, although there is no assurance, that this may allow us to access capital markets, increase our prestige and facilitate potential growth through mergers and acquisitions. We have no plans, commitments or agreements in place for any of the foregoing activities.

Products

We will be a publisher and distributor of the Local Lore and Legends series of mini-books.

We will use local lore and legends as the center core idea to develop a group of 10-20 page illustrated mini-books that describe in both words and pictures and in specific detail the basic story that surrounds a particular myth or legend in a particular local geographic area. As we are based in of New Orleans, Louisiana, we will begin with stories surrounding the local lore and legends that permeate the New Orleans culture. There will be five mini-books to each rack. The racks can be placed on top of each other in a modular design to accommodate ten mini-books or more. The mini-books will be placed into the various locations on a consignment basis and paid for weekly. The mini-books will be placed in their locations on a consignment basis at no charge to the retailer. Each week as the rack jobber visits the retailer he or she will do a count of the unsold books and then charge the retailer for those books the retailer has sold off the rack.

For example, the initial series of five illustrated publications is anticipated to cover local lore and legends in New Orleans, with titles such as:

         Book 1- Andrew Jackson and the Battle of New Orleans-
                 "Gentlemen, the British are below the city! We must fight them tonight."
         Book 2- History of Slavery in New Orleans Slavery during the 16 th to 18th centuries

         Book 3- The Legend of Marie Laveau Voodoo Queen of New Orleans

         Book 4- The Story of Mardi Gras "Mardi Gras Indians are secretive because only certain people participated in masking -- people with questionable character. In the old day, the Indians were violent; Indians would meet on Mardi Gras, it was a day to settle scores."

         Book 5- Jean Lafitte-Famous Pirate and Hero of the Battle of New
                 Orleans "He left a corsair's name to other times; Linked one virtue to a thousand crimes."

         -- Lord Byron

The statements regarding Mardi Gras Indians are attributable to Larry Bannock, President, New Orleans Mardi Gras Indian Council. The quotations after the book titles are to be considered subheadings.

As of the date of this registration statement, we are still in the development stage and have no revenues.

We have received the text of these 5 proposed publications from Mr. Smitten. We anticipate that he will continue to provide the text for all of our future mini-books.

In order to commence active business operations in our New Orleans test market, we will need to secure an additional $67,500 in financing primarily for:

      o     Production of art and copy for these first 5 mini-books
      o     Printing of first 1000 copies of each of the five mini-books
      o     Build 500 display wire rack systems
      o     Secure rack jobbers and point of purchase locations

All of these tasks will be performed by independent third party contractors rather than any employees.

We anticipate that we will be able to accomplish these tasks within eight months of receipt of the requisite funding.

We believe that following testing of our concept in New Orleans LA, our concept of local lore and legends could be expanded on a national basis and can include the local lore and legends of many different locations, concentrating initially on tourist destinations such as Tampa FL, St. Augustine FL, Miami FL, Pensacola FL, Savannah GA, Charleston SC, New York, NY, Chicago IL, San Francisco CA, and Palm Springs CA.

Marketing

The local lore and legends mini-books, once published, will be placed in their own unique metal racks and distributed by rack jobbers, people who place displays or racks in tourist stores offering attractions, rides and places to visit. As the rack jobber returns to fill the rack, they collect for the mini-books already sold.

We will also market these mini-books on our website at www.smittenpress.com. Nothing on that website is part of this registration statement.

It is not expected that advertising will be a source of income for us. The primary income will come from the sale of the actual books themselves, which is estimated to be a retail of $5 per copy. At the present time, we have no intention of including advertising in our publications.

Mr. Smitten has had some limited experience in selling rack jobbers when he was sale promotion manger of the Vick Chemical company in Canada. The Vick product line of Vapo Rub, cough drops and cough syrups were sold by rack jobbers to both food and drug stores.

Because we consider the book almost a souvenir item, the books are moderately priced at $5 a book. This makes the books more of an impulse item than a considered purchase and, in our opinion. places them more into the souvenir category rather than the traditional book category.

Proprietary Rights

We have the exclusive rights to market local lore and legend magazines, now called mini-books written or developed by or through Mr. Smitten. We issued Mr. Smitten an aggregate of 10,250,000 shares of common stock for these rights based upon the time, efforts and funds he indicated that he had expended in developing these rights. Mr. Smitten has expended over several hundred hours on activities such as researching and drafting various prototype mini books, analyzing how to best market the products, reviewing potential site locations, analyzing competitive position and determining competition, if any, identifying potential rack jobbers, and in excess of an estimated $2500 in his own personal funds in developing these rights.


Competition

All aspects of our business involve distribution and sale of our mini-book publications.

The mini-book selling business, which may be deemed a subset of the magazine business in general, highly competitive, and we will be a very small competitor in the magazine/mini-book business as a whole. However, our research in the New Orleans market discloses that there are no competitors distributing local lore and legends mini-book publications through rack jobbers at numerous locations throughout an entire city. We believe the same to be true in other markets where we may distribute our publications in the future.

We also feel that there is an opportunity to sell our books over the Internet to both tourists coming to visit New Orleans and people who have visited the city and may be browsing the Internet. Our books are unique in that they provide local lore and legend information and serve as a kind of guide to the city's culture and they provide interesting reading at the same time.

We do not believe we compete directly with the book selling business. Although there may be some book publications concerning in whole or in part local lore and legends, they are generally sold through a limited number of book store locations and not distributed on racks throughout a city. In addition, because our publications will be shorter and in a mini-book-type format, we do not believe we will compete with local lore and legends books sold through bookstores or on websites because we have different target audiences. We believe our publications are more of a souvenier-type item than a traditional book. Our target audiences are readers visiting the city in which our mini-books are distributed who are interested in learning about local lore and legends through a shorter mini-book format containing art and graphics rather than persons interested in learning more detailed information about local lore and legends through a longer traditional book format.

New Orleans Market

We will be testing our business concept initially in the New Orleans LA market.

According to the Louisiana Visitors Bureau, February is the busiest month for tourists with 1,499,928 people coming to New Orleans to view the parades and enjoy the festivities of Mardi Gras where they spend over 220 million dollars in the city of New Orleans. There are also many conventions on a year long basis and many city sponsored events such as Sugar Bowl football game, the NCAA basketball tourney, the Jazz Festival, other musical events. The summer is the slowest time since the temperature and humidity rise to a very high level.

There are two major rack jobbers who service New Orleans in primarily racking tourist brochures around the city to attractions such as: bayou swamp tours, cemetery tours, haunted houses tours, Marie Leveau voodoo tours and jazz music tours. We intend in the future to approach at least one of these rack jobbers to carry our publications into their existing locations, although we may not be successful in securing their services.

Employees

We have one employee, our Chairman of the Board Mr. Smitten. He currently devotes approximately 20% of his time to our business and anticipates that during the next 12 months he will continue to devote approximately 20% of his time to our business.

The number of employees we will hire will be dependent upon the amount of money we anticipate we will have available to fund these positions.

RISK FACTORS

Our poor financial condition raises substantial doubt about our ability to continue as a going concern. You will be unable to determine whether we will ever become profitable.

As reflected in our financial statements, we have a net loss of $106,211 for the year ended December 31, 2004 and have an accumulated deficit of $208,731 at December 31, 2004. We are a development stage company with no revenues. In addition, as of December 31, 2004, we had only $22 of current cash available. Our current cash resources of $22 are sufficient to satisfy our cash requirements over the next 12 months if we remain inactive. We will need to secure a minimum of $67,500 in funds to finance our business in the next 12 months, which funds will be used for product development and sales and marketing. However in order to become profitable we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding.

Accordingly, our accountants have indicated there is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan. Because we are currently operating without revenues, an investor cannot determine if we will ever become profitable.

Our officer, director and principal stockholder can exert control over matters requiring stockholder approval.

Our executive officer, director Richard Smitten, and holder of 5% or more of our outstanding common stock beneficially owns approximately 45.56% of our outstanding common stock. This individual will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

Our management decisions are made by our founder and Chairman of the Board, Mr. Richard Smitten; if we lose his services, our revenues may be reduced.

The success of our business is dependent upon the expertise of our Chairman of the Board, Mr. Richard Smitten. Because Mr. Smitten is essential to our operations, you must rely on his management decisions. Our Chairman of the Board, Mr. Richard Smitten will continue to control our business affairs after the filing. We have not obtained any key man life insurance relating to Mr. Richard Smitten. If we lose his services, we may not be able to hire and retain another Chairman of the Board with comparable experience. As a result, the loss of Mr. Richard Smitten's services could reduce our revenues.

The person responsible for managing our business, Mr. Richard Smitten, will devote less than full time to our business, which may reduce our revenues.

We currently have no employees other than Mr. Smitten. In his capacity as founder and Chairman of the Board, Mr. Smitten currently devotes approximately 20% of his time to our business and anticipates that during the next 12 months he will devote approximately 20% of his time to our business. Mr. Smitten may not be able to devote the time necessary to our business to assure successful implementation of our business plan.

Because there is not now and may never be a public market for our common stock, investors may have difficulty in reselling their shares.

Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future. Accordingly, our shares should be considered totally illiquid, which inhibits investor's ability to resell their shares.

Sales of our common stock under Rule 144 could reduce the price of our stock.

There are 10,250,000 shares of our common stock held by Mr. Smitten that Rule 144 of the Securities Act of 1933 defines as restricted securities. There are 12,000,000 shares of our common stock held by non-affiliates that are also restricted securities but which securities may currently be resold under Rule 144(k).

All of our shares will be eligible for resale no later than 90 days after this registration statement is declared effective, however affiliates will still be subject to the resale restrictions of Rule 144. In general, persons holding restricted securities, including affiliates, must hold their shares for a period of at least one year, may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. These restrictions do not apply to resales under Rule 144(k).

As a result of the provisions of Rule 144 , all of the restricted securities could be available for sale in a public market, if developed, no later than 90 days after the effective date of this registration statement. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

Because we do not have an audit or compensation committee, shareholders will have to rely on the entire board of directors, all of which are not independent, to perform these functions.

We do not have an audit or compensation committee comprised of independent directors. Indeed, we do not have any audit or compensation committee. These functions are performed by the board of directors as a whole. Mr. Smitten, the sole member of the board of directors, is not an independent director. Thus, there is a potential conflict in that the board member who is management will participate in discussions concerning management compensation and audit issues that may affect management decisions.


SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this prospectus are "forward-looking statements." These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under "Risk Factors." The words "believe," "expect," "anticipate," "intend," "plan," and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer. Further, Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.


PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS

We are a Canadian issuer incorporated in Canada on January 15, 1990 under the name Creemore Star Printing, Inc. We operated our printing business until 1999, when unfavorable economic conditions caused us to discontinue operations. We changed our name to Smitten Press: Local Lore and Legends, Inc. on July 15, 2003

Since our name change, we have reactivated our business with the following focus:

      o     Refining our business plan
      o     Obtaining and developing necessary rights to sell our products
      o     Developing our website at www.smittenpress.com
      o Preparing to sell products through rack jobbers, or persons who set up and maintain newspaper-style boxes, as well as from our website.

We have not yet commenced any active operations. In analyzing our financial condition, management considers the fulfillment of the various aspects of our proposed plan of operations as described below to be the most important matters affecting our business development.

Plan of Operations

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----------------------------------------------------------------------------------------------------------------------------
Event                            Actions                        Time                          Total estimated cost
----------------------------------------------------------------------------------------------------------------------------
Creation of first 5              Production of Art              2 months after                $10,000
local lore and legend            and Copy                       receipt of funding
mini-books
----------------------------------------------------------------------------------------------------------------------------
                                 Printing of first              2 months after                $5,000
                                 1000 copies of each            completion of art
                                 of 5 mini-books                and copy
----------------------------------------------------------------------------------------------------------------------------
                                 Build 500 display              2 months after                $5,000
                                 wire rack systems              completion of art
                                                                and copy
----------------------------------------------------------------------------------------------------------------------------
                                 Secure rack jobbers            2 month after rack            $5,000
                                 and point of                   systems are
                                 purchase locations             completed and
                                                                mini-books published
----------------------------------------------------------------------------------------------------------------------------
                                 Secure additional              6 months after                $15,000
                                 inventory                      initial sales
                                                                commence
----------------------------------------------------------------------------------------------------------------------------
Additional Development                                          6 months after                $2,500
of Website                                                      initial sales
                                                                commence
----------------------------------------------------------------------------------------------------------------------------
Creation of additional                                          6 months after                $25,000
local lore and legend                                           initial sales
mini-books                                                      commence
----------------------------------------------------------------------------------------------------------------------------

As reflected in our financial statements, we have a net loss of $106,211 for the year ended December 31, 2004 and have an accumulated deficit of $208,731 at December 31, 2004. We are a development stage company with no revenues. In addition, as of December 31, 2004, we had only $22 of current cash available. Our current cash resources of $22 are sufficient to satisfy our cash requirements over the next 12 months if we remain inactive. We will need to secure a minimum of $67,500 in funds to finance our business in the next 12 months, which funds will be used for product development and sales and marketing. However in order to become profitable we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. We do not have any plans or specific agreements for new sources of funding, except for the anticipated loans from management as described below, or any planned material acquisitions.

Accordingly, our accountants have indicated there is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan.

Until financing has been received, all our costs, including bank service fees and those costs associated with on-going SEC reporting requirements, will be funded as a loan from management, to the extent that funds are available to do so. Management has advanced $100 as of December 31, 2004. Management is not obligated to provide these or any other funds. If we fail to meet these requirements, we will be unable to secure a qualification for quotation of our securities on the over the counter bulletin board, or if we have secured a qualification, may lose the qualification and our securities would no longer trade on the over the counter bulletin board.


PART I - ITEM 3. DESCRIPTION OF PROPERTY


Our principal executive offices are located at the residence of our president at 108 Royal St., New Orleans, LA 70130. No rent is charged. Our telephone number is 504-561-1104

We believe that our facilities are adequate to meet our current needs. However, as we begin to implement our business plan, we may need to relocate our headquarters office space. We anticipate such facilities are available to meet our development and expansion needs in existing and projected target markets for the foreseeable future. Our offices are in good condition and are sufficient to conduct our operations.


We do not intend to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.


PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the ownership, as of the date of this registration statement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

-----------------------------------------------------------------------------
Name address of beneficial   Amount of beneficial       Percentage
owner                        owner ship
-----------------------------------------------------------------------------
Richard Smitten              10,250,000                 45.56
108 Royal St., New
Orleans, LA 70130
-----------------------------------------------------------------------------
All directors and            10,250,000                 45.56
executive officers as a
group (one person)
-----------------------------------------------------------------------------

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 22,250,000 shares of common stock outstanding as of December 31, 2004.



PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our director and executive officer is as follows:

-------------------------------------------------------------------------------
        Name                           Age             Position
-------------------------------------------------------------------------------

Richard Smitten                        63      Chairman of the Board
-------------------------------------------------------------------------------

Mr. Richard Smitten joined us upon our name change in July 2004. From July 1985 to date, has been an author. He has written and published 11 books. Prior to 1985 Mr. Smitten was the executive vice-president of MTS International a global personnel company. Before that, Mr. Smitten was the Canadian marketing director for the Vicks consumer goods company, makers of Vicks Vaporub and cold products, Lavoris and Clearasil. Mr. Smitten is a graduate of University of Western Ontario, located in London Ontario. His last two books were on the stock market and written for Trader's Press and John Wiley and Sons. Since June 1994, Mr. Smitten has been president and chairman of the board of Stock Market Solutions, Inc., a development stage SEC reporting company with no revenues to date that is developing a computer based stock trading system. Mr. Smitten may be deemed a promoter of Smitten Press as that term is defined under the Securities Act of 1933.

Our bylaws provide that the board of directors shall consist of a the number set by the directors until changed by amendment to the applicable section of the bylaws, adopted by the majority of the voting power of the corporation.

Family Relationships

There are no family relationships among our officer, director, or persons nominated for or anticipated to assume such positions.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in legal proceedings in the last 2 years that would be material to an evaluation of our management.


PART I - ITEM 6. EXECUTIVE COMPENSATION

Executive Compensation

From inception to date, we have not paid any compensation to our officer and director.

We have an employment agreement with but no key person insurance on Mr. Smitten. The employment agreement provides as follows:

Effective Date: The effective date of the agreement was deemed January 1, 2005 notwithstanding the execution date.

The Employment shall be for a one year term extendable for two more years.

Compensation--As full compensation for all services provided herein, the Employer shall pay or cause to be paid to the Employee, and the Employee shall accept a salary, at an annual rate of $ 120,000.00 U.S. funds, in equal installments, to be paid monthly. In addition, Employee shall be paid a bonus of $100,000 effective January 1, 2005.

The Employer agrees that the Employee's compensation will be reviewed annually by assessing the Employee's achievement of the overall objectives established by the Employer. The Employee agrees that increases in compensation are wholly within the discretion of the Employer.

In addition to the fixed remuneration, the Employee may receive from the Employer a bonus payment based upon the Employee achieving personal and corporate financial objectives. The entitlement to and the amount of the bonus payment will be in the absolute discretion of the Employer, and should not be deemed to be part of salary. The payments referred to herein shall be subject to such deductions by the Employer as the Employer is from time to time required to make pursuant to law, government regulations order, or by agreement or consent of the Employee.

Expenses:

The Employee shall be entitled to reimbursement by the Employer for reasonable expenses actually incurred on behalf of the Employer in the course of the Employee's employment by the Employer, upon the presentation by the Employee, form time to time, of an itemized account of such expenditures together with such receipts as the Employer may request.

Benefits

The Employee shall participate in all the Employer's standard benefits plan, and/or stock option plans, but such plans may be amended or canceled, from time to time at the sole discretion of the Employer, and all other terms in this Agreement shall prevail notwithstanding any such amendment or cancellation.

Termination

The parties understand and agree that the Agreement may be terminated as follows in each of the specified circumstances:

By the Employer, at any time, without the requirement of providing either notice of termination, pay in lieu thereof, severance, or any other payments, for any material breach of this Agreement by the Employee, or for any other reason that constitutes just cause, including, but not limited to the following:

      o     Neglect of duties;

      o     Dishonesty or fraud;

      o     Theft;

      o     Breach of fiduciary duties;

      o     Breach of the covenants set out in the agreement.

By the Employee, at any time, for any reason whatsoever, upon the Employee giving the Employer one (1) months written notice. However, the Employer may waive such notice, in whole or in part, in which case the Employee will be deemed to have resigned immediately.

By the Employer, in the Employer's sole discretion and for any reason whatsoever, by providing the employee with 2 weeks' written notice of termination, or immediately, by paying the Employee an amount equal to the period of notice. Should the aforesaid notice, or pay in lieu thereof be less than the amount prescribed by law.

The Employer retains the discretion to provide the Employee additional notice, or pay in lieu thereof, without forfeiting or prejudicing its right to terminate the Employee pursuant to this agreement.

Board Compensation

Our director does not receive cash compensation for his services as director.

PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


We have the exclusive rights to market local lore and legend mini-books written or developed by or through Mr. Smitten. In June 2003, we issued Mr. Smitten an aggregate of 10,250,000 shares of common stock for these rights based upon the amount of time, effort and funds he indicated he had expended in developing these rights, which he indicated he valued in excess of $10,250. As our stock had no par value, we valued these shares at a di minimus value of $.001 per share. Under GAAP, however, due to the related party nature of the transaction, we did not record any asset value for these rights.


Office space is provided on a month-to-month basis by our CEO for no charge.

Other than the above transactions, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. Also, we have not had any transactions with any promoter except Mr. Smitten, who may be deemed a promoter of Smitten Press as that term is defined under the Securities Act of 1933. We are not a subsidiary of any company.


PART I - ITEM 8.  DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part. For a detailed description of the provisions of our articles of incorporation and bylaws, you should review these exhibits in their entirety.

Common Stock


We are authorized to issue an unlimited number of shares of common stock. As of the date of this registration statement, there were 22,250,000 shares of common stock issued and outstanding held by approximately 53 shareholders of record.


Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of

Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our by-laws that would prevent or delay change in our control.

Preferred Shares

We are authorized to issue an unlimited amount of preferred shares. As of the date of this registration statement, there are no preferred shares outstanding.

Preferred stock may be issued with preferences and designations as the Board of Directors may from time to time determine. The board may, without stockholders approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common stockholders and may assist management in impeding an unfriendly takeover or attempted changes in control. There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred stock.

Our Articles of Incorporation provide that our preferred shares, if and when issued, shall have a non-cumulative dividend of 10% per annum and may be redeemed under certain circumstances. They have no voting rights unless dividends are not paid for two years and then only limited voting rights.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. Holders of our preferred shares, if and when issued, will have dividend rights as specified in the Articles of Incorporation. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.


PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Penny Stock Considerations

Our shares will be "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $100,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

      o Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commissions relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;
      o Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;
      o Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and
      o Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

The Over-the-Counter Bulletin Board

Our securities are not qualified for quotation on the over the counter bulletin board, although it is our current intention to seek such a qualification when the SEC staff has indicated they have no further comments on this registration statement. We may not be successful in securing such a qualification.

The over-the-counter bulletin board is separate and distinct from the Nasdaq stock market. Nasdaq has no business relationship with issuers of securities quoted on the over-the-counter bulletin board. The SEC's order handling rules, which apply to Nasdaq-listed securities don't apply to securities quoted on the bulletin board.

Although the Nasdaq stock market has rigorous listing standards to ensure the high quality of its issuers, and can delist issuers for not meeting those standards, the over-the-counter bulletin board has no listing standards. Rather, it is the market maker, who chooses to quote a security on the system, files the application and is obligated to comply with keeping information about the issuer in its files. The NASD cannot deny an application by a market maker to quote the stock of a company. The only requirement for inclusion in the bulletin board is that the issuer be current in its reporting requirements with the SEC.

Investors may have greater difficulty in getting orders filled because it is anticipated that if our stock trades on a public market, it initially will trade on the over-the-counter bulleting board rather than on Nasdaq. Investors' orders may be filled at a price much different than expected when an order is placed. Trading activity in general is not conducted as efficiently and effectively as with Nasdaq-listed securities.

Investors must contact a broker dealer to trade bulletin board securities. Investors do not have direct access to the bulletin board service. For bulletin board securities, there only has to be one market maker.

Bulletin board transactions are conducted almost entirely manually. Because there are no automated systems for negotiating trades on the bulletin board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders
- an order to buy or sell a specific number of shares at the current market price - it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and getting execution.

Because bulletin board stocks are usually not followed by analysts, there may be lower trading volume than for Nasdaq-listed securities.

Reports to Shareholders

As a result of filing this registration statement, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

Where You Can Find Additional Information

For further information about us and the shares of common stock registered hereunder, please refer to the registration statement and the exhibits and schedules thereto. The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC is also available at a web site maintained by the SEC at http://www.sec.gov.



PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.


PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.



PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

We have the exclusive rights to market local lore and legend mini-books written or developed by or through Mr. Smitten. We obtained these rights from Mr. Richard Smitten in 2004.


In June 2003, we issued Mr. Smitten an aggregate of 10,250,000 shares of common stock for these rights at based upon the amount of time, effort and funds he indicated he had expended in developing these rights, which he indicated he valued in excess of $10,250. As our stock had no par value, we valued these shares at a di minimus value of $.001 per share. Under GAAP, however, due to the related party nature of the transaction, we did not record any asset value for these rights.



These shares were issued in reliance upon Section 4(2) of the 1933 Act in view of the following:

      o None of these issuances involved underwriters, underwriting discounts or commissions.
      o Restrictive legends were and will be placed on all certificates issued as described above.
      o The distribution did not involve general solicitation or advertising.
      o The distributions were made only to investors who were sophisticated enough to evaluate the risks of the investment.

Although some of the investors may have also been accredited, we provided the following to all investors:

            o     Access to all our books and records.
            o Access to all material contracts and documents relating to our operations.
            o The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.

Prospective investors were invited to visit and/or review at our offices at any reasonable hour, after reasonable advance notice, any materials available to us concerning our business.


PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Ontario Business Corporations Act provides that we may indemnify a current or former director or officer of the corporationif, he or she acted honestly and in good faith with a view to the best interests of the corporation; and he or she had reasonable grounds for believing that his or her conduct was lawful. In addition, such persons must have been substantially successful on the merits in his or her defence of the action or proceeding.
We may purchase and maintain insurance for the benefit of any such persons.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

PART F/S. FINANCIAL STATEMENTS


                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

                   Smitten Press: Local Lore and Legends, Inc.
                          (A Development Stage Company)


                                    Contents


                                                                        Page(s)
                                                                        -------

Report of Independent Registered Public Accounting Firm                    F-1

Balance Sheet                                                              F-2

Statements of Operations                                                   F-3

Statement of Changes in Stockholders' Deficiency                           F-4

Statements of Cash Flows                                                   F-5

Notes to Financial Statements                                             F6-F10

             Report of Independent Registered Public Accounting Firm


To the Board of Directors of:
    Smitten Press: Local Lore and Legends, Inc.

We have audited the accompanying balance sheet of Smitten Press: Local Lore and Legends, Inc. (a development stage company) as of December 31, 2004 and the related statements of operations, changes in stockholders' deficiency and cash flows for the years ended December 31, 2004 and 2003 and for the period from June 1, 2003 (inception of development stage) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Smitten Press: Local Lore and Legends, Inc. (a development stage company) as of December 31, 2004, and the results of its operations, changes in stockholders' deficiency and cash flows for the years ended December 31, 2004 and 2003 and for the period from June 1, 2003 (inception of development stage) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, reflected in the accompanying financial statements, the Company has a net loss of $106,211 for the year ended December 31, 2004, accumulated deficit of $208,731 at December 31, 2004 and is a development stage company with no revenues. Those matters raise substantial doubt about its ability to continue as a going concern. Management's Plan in regards to these matters is also described in Note
6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


SALBERG & COMPANY, P.A.
Boca Raton, Florida
May 9, 2005

                   Smitten Press: Local Lore and Legends, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                December 31, 2004


                        ASSETS

Current Assets                                                   $
    Cash                                                                     22
                                                                   -------------
Total Assets                                                     $           22
                                                                   -------------


         LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities                                              $
    Accounts payable                                                      3,633
    Note Payable - Stockholder                                              100
                                                                   -------------
Total Current Liabilities                                                 3,733
                                                                   -------------

Total Liabilities                                                         3,733
                                                                   -------------

Commitments and Contingencies (Note 2)

Stockholders' Deficiency
    Special shares, no par value, unlimited shares
       authorized, none issued and outstanding                                -
    Common stock, no par value, unlimited shares
       authorized, 22,250,000 issued and outstanding                    102,520
    Additional paid-in capital                                          102,500
    Accumulated deficit                                                (106,211)
    Deficit accumulated during development stage                       (102,520)
                                                                   -------------

Total Stockholders' Deficiency                                           (3,711)
                                                                   -------------

Total Liabilities and Stockholders' Deficiency                   $           22
                                                                   =============


                 See accompanying notes to financial statements

                   Smitten Press: Local Lore and Legends, Inc.
                          (A Development Stage Company)
                            Statements of Operations

                                                                                       Period from
                                                                                 June 1, 2003 (inception
                                                 Year Ended December 31,        of development stage) to
                                                  2004              2003            December 31, 2004
                                             ---------------   ---------------  ------------------------
Revenues                                     $                 $            -        $            -

Operating Expenses
     Accounting fees                                  3,633                 -                 3,633
     Legal                                            2,500                 -                 2,500
     Compensation                                   100,000                 -               100,000
     General and administrative                          78                 -                    78
                                             ---------------   ---------------       ---------------
Total Operating Expenses                            106,211                 -               106,211

Net Income/(Loss)                                 (106,211)                 -              (106,211)
                                             ===============   ===============       ===============

Net Loss per share - Basic and diluted       $                 $                     $            -
                                             ===============   ===============       ===============

Weighted Average Shares Outstanding
  - Basic and diluted                            22,250,000        22,250,000            22,019,464
                                             ===============   ===============       ===============


                 See accompanying notes to financial statements

                   Smitten Press: Local Lore and Legends, Inc.
                          (A Development Stage Company)
                Statement of Changes to Stockholders' Deficiency
 For the Years ended December 31, 2004 and 2003 and for the Period June 1, 2003
                            through December 31, 2004

                                                                                  Accumulated
                                                                                  Deficit and
                                                                                    Deficit
                                     Common Stock                 Additional  Accumulated during
                                 ---------------------------       Paid-in        Development
                                    Shares          Amount         Capital           Stage            Total
                                 -----------     -----------     -----------  ------------------  -----------
Balance - December 31, 2002       12,000,000         102,520              --        (102,520)              --

Stock issued for book rights      10,250,000              --              --              --               --
                                 -----------     -----------     -----------     -----------      -----------

Balance, December 31, 2003        22,250,000         102,520              --        (102,520)              --

Consulting service                        --              --         100,000              --          100,000

Legal                                     --              --           2,500              --            2,500

Net loss, 2004                            --              --              --        (106,211)        (106,211)
                                 -----------     -----------     -----------     -----------      -----------

Balance, December 31, 2004        22,250,000     $   102,520     $   102,500     $  (208,731)     $    (3,711)
                                 ===========     ===========     ===========     ===========      ===========


                 See accompanying notes to financial statements

                   Smitten Press: Local Lore and Legends, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                                                     For the period from
                                                                                                        June 1, 2003
                                                                                                        (Inception of
                                                                     Year Ended December 31,        development stage) to
                                                                     2004                2003         December 31, 2004
                                                                ------------         ------------   ---------------------
Cash Flows from Operating Activities:
    Net loss                                                    $   (106,211)        $         --        $   (106,211)
    Adjustment to reconcile net loss to net cash used in
       operating activities:
       Consulting                                                    100,000                   --             100,000
       Legal                                                           2,500                   --               2,500

    Changes in operating assets and liabilities:
       Increase (decrease) in:
       Acounts payable                                                 3,633                   --               3,633
                                                                ------------         ------------        ------------

Net Cash Used in Operating Activities                                    (78)                  --                 (78)
                                                                ------------         ------------        ------------

Cash Flows from Investing Activities:

Net Cash Used in Investing Activities                                     --                   --                  --
                                                                ------------         ------------        ------------

Cash Flows from Financing Activities:
    Proceeds from note payable- related party                            100                   --                 100
                                                                ------------         ------------        ------------

Net Cash Provided by Financing Activities                                100                   --                 100
                                                                ------------         ------------        ------------

Net Increase (Decrease) in Cash and Cash Equivalents                      22                   --                  22

Cash and Cash Equivalents at Beginning of Period                          --                   --                  --
                                                                ------------         ------------        ------------

Cash and Cash Equivalents at End of Period                      $         22         $         --        $         22
                                                                ============         ============        ============

Supplemental Disclosure of Cash Flow Information
Cash Paid for:
    Interest                                                    $         --         $         --        $         --
                                                                ============         ============        ============
    Taxes                                                       $         --         $         --        $         --
                                                                ============         ============        ============


                 See accompanying notes to financial statements

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 1   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A) DESCRIPTION OF BUSINESS

         Smitten Press: Local Lore and Legends, Inc. (the "Company") was incorporated under the laws of Canada in January 15, 1990 under the name Creemore Star Printing, Inc. The name was changed to Smitten
         Press: Local Lore and Legends, Inc. on July 15, 2003. The Company was inactive until June 1, 2003 when it entered the development stage. The Company offers magazines and books for sale.

         Activities during the development stage include development of a business plan, obtaining and developing necessary rights to sell our products and developing a website.

         (B) BASIS OF PRESENTATION AND FOREIGN CURRENCY

         The accompanying financial statements are presented under accounting principles generally accepted in the United States of America and in United States dollars.

         The functional currency of the Company is the Canadian dollar. The accounts of the Canadian company are translated to United States dollars using the current rate method. Under the current rate method, all assets and liabilities are translated using exchange rates at the balance sheet date. Revenue and expense items are translated using the average rate of exchange prevailing during the period. Capital transactions are translated at their historical rates. Exchange gains and losses resulting from translation of foreign currencies are recorded in stockholders' deficiency as a cumulative translation adjustment and reflected as a component of other accumulated comprehensive income or loss.

         Gains and losses resulting from foreign currency transactions are recognized in operations of the period incurred.

         (C) USE OF ESTIMATES

         In preparing financial statements, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the periods presented. Actual results may differ from these estimates.

         Significant estimates in 2004 and 2003 include an estimate of the deferred tax asset valuation allowance, valuation of stock based payment for marketing rights and valuation of contributed services.

         (D) CASH EQUIVALENTS

         For the purpose of the cash flow statement, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


         (E) WEBSITE DEVELOPMENT COSTS

         In accordance with EITF Issue No. 00-2, the Company accounts for its website in accordance with Statement of Position No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1").

         SOP 98-1 requires the expensing of all costs of the preliminary project stage and the training and application maintenance stage and the capitalization of all internal or external direct costs incurred during the application development stage. The Company amortizes the capitalized cost of software developed or obtained for internal use over an estimated life of three years.

         (F) STOCK-BASED COMPENSATION

         The  Company   accounts  for  stock  options  issued  to  employees  in
         accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation cost is measured on the date of grant as the excess of the current market price of the underlying stock over the exercise price. Such compensation amounts are amortized over the respective vesting periods of the option grant. The Company adopted the disclosure provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," and SFAS No. 148 "Accounting for Stock Based Compensation - Transition and Disclosure," which permits entities to provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-valued based method defined in SFAS No. 123 had been applied.

         The Company accounts for stock options or warrants issued to non-employees for goods or services in accordance with the fair value method of SFAS 123. Under this method, the Company records an expense equal to the fair value of the options or warrants issued. The fair value is computed using an options pricing model.

         (G) PROMOTER CONTRIBUTION AND CONTRIBUTED SERVICES

         The Company accounts for assets provided to the Company by promoters in exchange for capital stock at the promoter's original cost basis.

         The value of services provided to the Company by its sole officer and its outside attorney was nominal through December 31, 2003 and was an aggregate of $102,500 in 2004.

         (H) REVENUE RECOGNITION

         The Company intends on recognizing revenues in accordance with the guidance in the Securities and Exchange Commission Staff Accounting Bulletin 104. Revenue will be recognized when persuasive evidence of an arrangement exists, as services are provided or when product is delivered, and when collection of the fixed or determinable selling price is reasonable assured.

         (I) INCOME TAXES

         The Company accounts for income taxes under the Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


         and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period, which includes the enactment date.

         (J) COMPREHENSIVE INCOME (LOSS)

         Comprehensive income (loss) includes net loss as currently reported by the Company adjusted for other comprehensive income, net of comprehensive losses. Other comprehensive income for the Company consists of unrealized gains and losses related to the Company's foreign currency cumulative translation adjustment. The comprehensive loss for the period presented in the accompanying financials statements was not material.

         (K) FAIR VALUE OF FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

         At December 31, 2004 there were no financial instruments recorded.

         (L) NEW ACCOUNTING PRONOUNCEMENTS

         The Financial Accounting Standards Board has recently issued several new accounting pronouncements, which may apply, to the Company.

         In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), as amended by FIN46(R), which represents an interpretation of Accounting Research Bulletin No. 51 ("ARB 51"), "Consolidated Financial Statements". ARB 51 requires that a Company's financial statements include subsidiaries in which the Company has a controlling financial interest. That requirement usually has been applied to subsidiaries in which the Company has a majority voting interest. However, the voting interest approach is not effective in identifying controlling financial interests in entities (referred to as "variable interest entities") that are not controllable through voting interests or in which the equity investors do not bear the residual economic risks. FIN 46 provides guidance on identifying variable interest entities and on assessing whether a Company's investment in a variable interest entity requires consolidation thereof. As amended by FIN 46(R), this interpretation is effective by the end of the first reporting period ending after December 15, 2003 for small business issuers that have special purpose entities and after December 15, 2004 for all other types of variable interest entities. The adoption of FIN 46 did not have a material impact on the Company's consolidated financial position, results of operations, or liquidity.

         In December 2004, the FASB issued SFAS 153 "Exchanges of Non-monetary Assets" - an amendment of APB Opinion No. 29. This Statement amended APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


         A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of this Standard is not expected to have any material impact on the Company's consolidated financial position, results of operations or cash flows.

         In December 2004, the FASB issued SFAS 123 (revised 2004) "Share-Based Payment". This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces SFAS 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2005. The Company is currently evaluating the impact this new Standard will have on its consolidated financial position, results of operations or cash flows.

NOTE 2  COMMITMENTS AND CONTINGENCIES

In exchange for a total of 10,250,000 of the Company's common shares, the Company entered into a Literary Marketing Rights Agreements with Richard Smitten. Under the agreement, Richard Smitten grants the Company a perpetual exclusive right to market local lore and legend magazines written or developed by or through Richard Smitten. As Mr. Smitten is considered a promoter to the Company, the intangible rights were recorded on the Company's records at their original cost basis to Richard Smitten of zero as determined under U.S. Generally Accepted Accounting Principles.

NOTE 3   STOCKHOLDERS' DEFICIENCY

In January 1990 the Company issued 12,000,000 common shares in return for printing equipment and goodwill. The assets were valued at $120,000 based on a contemporaneous offering price of $0.001 per common share and subsequently impaired and expensed.

In June 2003, the Company issued 10,250,000 shares to R. L. Smitten for perpetual exclusive rights to market local lore and legend magazines. There was no net accounting effect of this transaction. (See Note 2)

During 2004 compensation in the amount of $100,000 was credited to Additional paid-in capital for services contributed by the officer.

During 2004 legal expenses in the amount of $2,500 was credited to Additional paid-in capital for legal services contributed.

NOTE 4   INCOME TAXES

There was no income tax expense for the years ended December 31, 2004 due to the Company's inactivity. As there were no expenses for any period, there is no reconciliation of expected to actual tax expense and there are no deferred tax assets or liabilities at December 31, 2004.

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 5  RELATED PARTIES

Office space is provided on a month-to-month basis by our CEO for no charge, however, for all periods presented, the value was De Minimis.

A promoter contributed certain rights to the Company in 2003 for 10,250,000 common shares. (See Notes 2 and 3)

During the year ended December 31, 2004, the Company received loan proceeds totaling $100 from an officer.

NOTE 6  GOING CONCERN

As reflected in the accompanying financial statements, the Company has a net loss of $106,211 for the year ended December 31, 2004 and has an accumulated deficit of $208,731 at December 31, 2004 and is a development stage company with no revenues. The ability of the Company to continue as a going concern is dependent on the Company's ability to further implement its business plan, raise capital, and generate revenues. The Company entered into a Literary Marketing Rights Agreements during 2003 and plans to raise capital with a stock offering in 2005. Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 7  SUBSEQUENT EVENTS

Under the terms of the Employment Agreement between the Corporation and its Chairman and President effective January 1, 2005, the President's salary was established at $120,000 per year for a one year term extendible for two more years. In addition, he shall receive a bonus of $100,000, effective January 1, 2005.

PART III - ITEM 1.  EXHIBITS

Item 2

      1     Articles of Incorporation of the Registrant.(1)

      2     Bylaws of the Registrant (1) *

      3     Certificate of Amendment of Articles of Incorporation

      4     Certificate of Amendment of Articles of Incorporation


Item 3

      1     Form of common stock Certificate of the Registrant.(1)

      2     Form of preferred stock Certificate of the Registrant.(1)

Item 6

      1.    Literary Marketing Rights Agreement with Mr. Smitten

      2.    Amendment to Literary Marketing Rights Agreement with Mr. Smitten *



Item 10

     Consent of Salberg & Company, P.A.

     All other Exhibits called for by Form 1-A, Rule 601 of Regulation SB or Regulation SK are not applicable to this filing.

     (1)Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.

* filed herewith

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Smitten Press:  Local Lore and Legends, Inc. (Registrant)

Date:  May 10, 2005


By:  /s/ Richard Smitten
     -----------------------------------
     President and Principal Executive Officer,
     Principal Financial Officer and Principal Accounting Officer

                                  EXHIBIT INDEX
Item 2

      1.    Articles of Incorporation of the Registrant.(1)

      2.    Bylaws of the Registrant (1) *

      3.    Certificate of Amendment of Articles of Incorporation

      4.    Certificate of Amendment of Articles of Incorporation


Item 3

      1.    Form of common stock Certificate of the Registrant.(1)

      2.    Form of preferred stock Certificate of the Registrant.(1)

Item 6

      1.    Literary Marketing Rights Agreement with Mr. Smitten

      2.    Amendment to Literary Marketing Rights Agreement with Mr. Smitten *

      3.    Employment Agreement with Mr. Smitten



Item 10

     Consent of Salberg & Company, P.A.


                                * filed herewith




                                       23